UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

First Amended and Restated Application Pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an Order Granting Certain Exemptions from the Provisions of Sections 18(a)(2), 18(c) and 18(i) Thereunder, Pursuant to Sections 6(c) and 23(c) of the Act for an Order Granting Certain Exemptions from Rule 23c-3 Thereunder and Pursuant to Section 17(d) of the Act and Rule 17d-1 Thereunder for an Order Permitting Certain Arrangements

In the Matter of the Application of:

Blackstone / GSO Floating Rate Enhanced Income Fund

345 Park Avenue, 31st Floor

New York, NY 10154

and

GSO / Blackstone Debt Funds Management LLC

345 Park Avenue, 31st Floor

New York, NY 10154

and

Blackstone Advisory Partners L.P.

345 Park Avenue, 10th Floor

New York, NY 10154

THIS APPLICATION (INCLUDING EXHIBITS) CONSISTS OF 27 PAGES.

PLEASE DIRECT ALL COMMUNICATIONS REGARDING THIS APPLICATION TO:

Sarah E. Cogan, Esq.

Rajib Chanda, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, N.W.

Washington, D.C. 20001

WITH COPIES TO:

Marisa J. Beeney, Esq.

GSO Capital Partners LP

345 Park Avenue, 31st Floor

New York, NY 10154

C.B. Richardson, Esq.

Blackstone Advisory Partners L.P.

345 Park Avenue, 10th Floor

New York, NY 10154

i

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of:	FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940
BLACKSTONE / GSO FLOATING	FOR AN ORDER OF EXEMPTION FROM PROVISIONS
RATE ENHANCED INCOME FUND	OF SECTIONS 18(a)(2), 18(c) AND 18(i) THEREUNDER,
PURSUANT TO SECTIONS 6(c) AND 23(c)
AND	OF THE ACT FOR AN ORDER GRANTING
CERTAIN EXEMPTIONS FROM
GSO / BLACKSTONE DEBT	RULE 23c-3 THEREUNDER AND PURSUANT TO
FUNDS MANAGEMENT LLC	SECTION 17(d) OF THE ACT AND RULE 17d-1
THEREUNDER FOR AN ORDER PERMITTING
AND	CERTAIN ARRANGEMENTS

BLACKSTONE ADVISORY
PARTNERS L.P.

Investment Company Act of 1940 File No. 812-14795

I.	THE PROPOSAL

Blackstone / GSO Floating Rate Enhanced Income Fund (“BGFREI”) is a newly organized Delaware statutory trust registered under the Investment Company Act of 1940, as amended (the “Act”), as a continuously offered, non-diversified, closed-end management investment company that will be operated as an interval fund. BGFREI is externally advised by GSO / Blackstone Debt Funds Management LLC1 (the “Adviser”). Blackstone Advisory Partners L.P.2 (the “Distributor”) is the principal underwriter and distributor of the Fund’s shares. BGFREI, the Adviser and the Distributor are referred to herein as the “Applicants.”

[1]	GSO / Blackstone Debt Funds Management LLC, the Fund’s registered investment adviser, is a wholly owned subsidiary of GSO Capital Partners LP (collectively with its affiliates, “GSO”), a registered investment adviser. GSO is the credit platform of The Blackstone Group L.P. (collectively with its affiliates, “Blackstone”), which is a leading global manager of private capital.
[2]	Blackstone Advisory Partners L.P., the Fund’s principal underwriter and distributor, is a registered broker-dealer, a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and is a wholly owned subsidiary of Blackstone.

The Applicants hereby seek an order (the “Order”) from the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”): (i) pursuant to Section 6(c) of the Act, for an exemption from Sections 18(a)(2), 18(c) and 18(i) of the Act; (ii) pursuant to Sections 6(c) and 23(c) of the Act, for an exemption from Rule 23c-3 of the Act; and (iii) pursuant to Section 17(d) of the Act and Rule 17d-1 under the Act to permit the Fund to issue multiple classes of shares and to impose early withdrawal charges and asset-based distribution and shareholder services fees with respect to certain classes.

Applicants request that the Order also apply to any continuously offered registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,3 acts as an investment adviser and which operates as an interval fund pursuant to Rule 23c-3 under the Act and/or provides periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (each a “Future Fund” and, together with BGFREI, the “Funds”). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the “Application”). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant.

BGFREI intends to engage in a continuous offering of its shares of beneficial interest in connection with its registration statement (File Nos. 333-219127; 811-23270), which was filed on June 30, 2017 and amended on September 8, 2017. Upon receiving the exemptive relief sought herein, BGFREI will offer Brokerage Class T (“Class T”) common shares, Advisory Class D (“Class D”) common shares and Institutional Class I (“Class I”) common shares, with each class having its own fee and expense structure. BGFREI does not intend to offer any class of common shares until it receives the exemptive relief sought herein. Additional offerings by BGFREI or any Future Fund relying on the Order may be on a private placement or public offering basis. Shares of the Funds will not be listed on any securities exchange nor publicly traded, and there is currently no secondary market for the shares and the Funds expect that no secondary market will develop.

BGFREI’s investors will be subject to certain upfront shareholder transaction fees and ongoing shareholder services fees as set forth below. BGFREI may in the future offer additional classes of shares and/or other fee structures. The Applicants represent that any asset-based shareholder services and distribution fees for each class of shares of the Fund will comply with the provisions of FINRA Rule 2341(d) (the “FINRA Sales Charge Rule”). All references in the Application to the FINRA Sales Charge Rule include any Financial Industry Regulatory Authority successor or replacement rule to the FINRA Sales Charge Rule.

BGFREI’s Class T shares are subject to an upfront sales load of 2.5%. BGFREI’s Class T shares are also subject to an asset-based shareholder services fee of 0.25% and an asset-based distribution fee of 0.25%. BGFREI’s Class D shares are not subject to an upfront sales load or an asset-based based distribution fee, but are subject to an asset-based shareholder services fee of 0.25%. BGFREI’s Class I shares are not subject to an upfront sales load, an asset-based shareholder services fee or an asset-based distribution fee. Shareholders tendering BGFREI’s Class T, Class D or Class I shares for repurchase fewer than 365 days after the original purchase date will be subject to a repurchase fee. BGFREI does not currently intend to impose an early withdrawal charge, but may do so in the future. The Funds may in the future offer additional classes of shares and/or another sales charge structure.

[3]	A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

II.	STATEMENT OF FACTS

A. Blackstone / GSO Floating Rate Enhanced Income Fund

BGFREI is a newly organized Delaware statutory trust registered under the Act as a continuously offered, non-diversified, closed-end management investment company that will be operated as an interval fund. BGFREI’s investment objective is to provide attractive current income with low sensitivity to rising interest rates.

Under normal market conditions, BGFREI will invest at least 80% of its Managed Assets (as defined below) in floating rate loans, notes, or bonds. In addition, BGFREI may invest up to 20% of its Managed Assets in each of: (i) structured products (including, without limitation, the rated debt tranches of collateralized loan obligations, floating rate mortgage-backed securities and credit linked notes), (ii) derivatives, including credit derivatives, (iii) warrants and equity securities that are incidental to BGFREI’s purchase of floating rate instruments or acquired in connection with a reorganization of a borrower or issuer and (iv) fixed rate instruments (including, without limitation, high-yield corporate debt securities, or bonds, or U.S. government debt securities). To the extent that a structured product or a security underlying a derivative is, or is composed of, a floating rate instrument, BGFREI will not include it for the purposes of BGFREI’s 80% policy. BGFREI may invest in securities of any credit quality, maturity and duration. BGFREI may invest in U.S. dollar and non-U.S. dollar denominated securities of issuers located anywhere in the world, and of issuers that operate in any industry. In pursuing BGFREI’s investment objective, the Adviser will seek to enhance BGFREI’s return by the use of leverage. “Managed Assets” means net assets plus the amount of any borrowings and the liquidation preference of any preferred shares that may be outstanding.

Upon the relief requested herein being granted, BGFREI will offer Class T, Class D and Class I shares, with each class having its own fee and expense structure, and anticipates commencing a continuous offering of each as discussed above.

In a separate application, BGFREI is seeking exemptive relief from the SEC to permit it to adopt a fundamental policy to offer to repurchase 5% of its shares at net asset value (“NAV”) on a monthly basis. Such repurchase offers will be conducted pursuant to Rule 23c-3 under the Act. If such relief is not granted, BGFREI intends to adopt a fundament policy to conduct repurchase offers on a quarterly basis pursuant to Rule 23c-3 under the Act. Each of the Future Funds will likewise adopt fundamental investment policies in compliance with Rule 23c-3 and make repurchase offers to its shareholders at periodic intervals and/or provide periodic liquidity with respect to its shares pursuant to Rule 13e-4 under the Exchange Act.4 Any repurchase offers made by the Funds will be made to all holders of shares of each such Fund.

Each of the Funds operating as an interval fund pursuant to Rule 23c-3 under the Act may offer its shareholders an exchange feature under which the shareholders of such Fund may, in connection with such Fund’s periodic repurchase offers, exchange their shares of such Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered

[4]

Rule 23c-3 under the Act and Regulation M under the Exchange Act permit an interval fund to make repurchase offers to repurchase its shares while engaging in a continuous offering of its shares pursuant to Rule 415 under the Securities Act of 1933, as amended.

closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at NAV, that are in such Fund’s group of investment companies (collectively, the “Other Funds”). Shares of any of the Funds operating pursuant to Rule 23c-3 under the Act that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if such Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 under the Act, each Fund will treat an early withdrawal charge as if it were a contingent deferred sales load.5

BGFREI will (and any Future Fund, as applicable, may) charge a repurchase fee of up to 2% on the common shares accepted for repurchase (including those that have been held by the investor for less than one year), in addition to any early withdrawal charge. Shares of any Future Fund, to the extent such Future Fund does not comply with the requirements of Rule 23c-3 under the Act, will be subject to a repurchase fee at a rate no greater than 2% of a shareholder’s repurchase proceeds if the date as of which the shares are to be valued for purposes of repurchase is less than one year following the investor’s initial investment in such Future Fund. A repurchase fee charged by BGFREI (and any Future Fund, as applicable) is not the same as a CDSL assessed by an open-end fund pursuant to Rule 6c-10 under the Act, as CDSLs are distribution-related charges payable to a distributor. On the other hand, the repurchase fee is payable to BGFREI (and the Future Fund) to compensate long-term shareholders for the expenses related to shorter-term investors, in light of BGFREI’s (and the Future Fund’s) generally longer-term investment horizons and investment operations and, with respect to any Future Funds that operate as interval funds pursuant to Rule 23c-3 under the Act, is reasonably intended to compensate the Funds for expenses directly related to the repurchase. Repurchase fees will equally apply to new class shares and to all classes of shares of BGFREI (and any Future Fund, as applicable), consistent with Section 18 of the Act and Rule 18f-3 thereunder. To the extent BGFREI (and any Future Fund, as applicable) determines to waive, impose scheduled variations of, or eliminate a repurchase fee, it will do so consistently with the requirements of Rule 22d-1 under the Act as if the repurchase fee were a CDSL and as if such fund were an open-end investment company and such fund’s waiver of, scheduled variation in, or elimination of, the repurchase fee will apply uniformly to all shareholders of such fund regardless of class.

B. GSO / Blackstone Debt Funds Management LLC

The Adviser is a Delaware limited liability company formed on June 7, 2007. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and serves as the investment adviser to BGFREI. The Adviser’s address is 345 Park Ave., 31st Floor, New York, New York 10154.

The Applicants are not currently seeking any exemptions from the provisions of the Act with respect to the investment advisory agreement between BGFREI and the Adviser. The Adviser will provide services to BGFREI pursuant to an investment advisory agreement between BGFREI and the Adviser. Under the investment advisory agreement, subject to the supervision and direction of the BGFREI’s Board of Trustees, the Adviser will manage the Fund’s portfolio in accordance with the Fund’s investment objective and policies, make investment decisions for BGFREI, place orders to purchase and sell securities, and employ professional portfolio managers and securities analysts who provide research services to BGFREI. The investment advisory agreement between the Fund and the Adviser was approved by the Fund’s board of trustees, including a majority of the trustees who are not parties to the agreement or “interested persons” (as such term is defined in the Act) of any such party (in such capacity, the “independent trustees”), at an “in person” meeting held on September 27, 2017. The agreement will be approved by the Adviser, as sole common shareholder prior to BGFREI seeking effectiveness of its registration statement. The Board of Trustees consists of five trustees, four of whom are independent trustees.

The Adviser is a wholly owned subsidiary of GSO Capital Partners LP. (“GSO”) The ultimate parent of GSO is The Blackstone Group L.P. (collectively with its affiliates, “Blackstone”), which is a publicly held limited partnership listed on the New York Stock Exchange. Blackstone is a leading global alternative investment manager with investment programs concentrating in the private equity, real estate, hedge fund solutions, non-investment grade credit, secondary funds and other multi-asset class strategies.

C. Blackstone Advisory Partners L.P.

The Distributor is a Delaware limited partnership formed on September 27, 1988. The Distributor is a broker-dealer registered with the SEC and a member of FINRA. The Distributor’s address is 345 Park Ave., 10th Floor, New York, New York 10154.

The Distributor will act as the distributor of Class T, Class D and Class I shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the distribution agreement with BFFREI. The Distributor is not obligated to sell any specific amount of Class T, Class D and Class I shares of the Fund.

[5]	A contingent deferred sales load (“CDSL”), assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the Distributor as distinguished from a repurchase fee which is payable to each Fund.

Shares will also be offered through other brokers or dealers that will have entered into selling agreements with the Distributor. The Distributor may reallocate the full amount of the sales load to the brokers or dealers that offer shares of BGFREI. The actual front-end sales load paid by investors may vary among and within selling agents.

The Distributor is a wholly owned subsidiary of Blackstone.

D. Other Provisions

From time to time the Funds may create additional classes of shares, the terms of which may differ from BGFREI’s Class T, Class D and Class I shares in the following respects: (i) the amount of fees permitted by different distribution plans or different shareholder services fee arrangements; (ii) voting rights with respect to a distribution and/or shareholder services plan of a class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in this Application; (v) any differences in dividends and NAV resulting from differences in fees under a distribution and/or shareholder services plan or in class expenses; (vi) any early withdrawal charge or other sales load structure; and (vii) exchange or conversion privileges of the classes as permitted under the Act.

Each Fund will allocate all expenses incurred by it among the various classes of shares based on the net assets of the Fund attributable to each such class, except that the NAV and expenses of each class will reflect the expenses associated with the distribution and/or shareholder services plan of that class (if any), shareholder services fees attributable to that class (if any), including transfer agency fees, and any other incremental expenses of that class. Incremental expenses of a Fund attributable to a particular class are limited to (i) incremental transfer agent fees identified by the transfer agent as being attributable to that class of shares; (ii) printing and postage expenses relating to preparing and distributing materials such as shareholder reports, prospectuses and proxies to current shareholders of that class of shares; (iii) federal registration fees incurred with respect to shares of that class of shares; (iv) blue sky fees incurred with respect to sales of that class of shares; (v) expenses of administrative personnel and services as required to support the shareholders of that class; (vi) auditors’ fees, litigation expenses and other legal fees and expenses relating solely to that class of shares; (vii) additional trustees’ fees incurred as a result of issues relating to that class of shares; (viii) additional accounting expenses relating solely to that class of shares; (ix) expenses incurred in connection with shareholder meetings as a result of issues relating to that class of shares; and (x) any other incremental expenses subsequently identified that should be properly allocated to that class of shares consistent with Rule 18f-3 under the Act. Because of the different distribution and/or shareholder services fees, services and any other class expenses that may be attributable to each of BGFREI’s Class T, Class D and Class I shares, the net income attributable to, and the distributions payable on, each class of shares may differ from each other. As a result, the NAV per share of the classes may differ at times. Expenses of a Fund allocated to a particular class of shares will be borne on a pro rata basis by each outstanding share of that class. Distribution and/or shareholder services fees will be paid pursuant to a distribution and/or shareholder services plan with respect to a class.

The Adviser is obligated to pay expenses associated with providing the services stated in the management agreement, including compensation of its officers and employees connected with investment and economic research, trading and investment management and administration of BGFREI.

III.	EXEMPTIONS REQUESTED

A. The Multi-Class System

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of shares of a Fund might be deemed (i) to result in the issuance of a “senior security”6 within the meaning of Section 18(g) of the Act that would violate Section 18(a)(2) of the Act, (ii) to violate the equal voting provisions of Section 18(i) of the Act and (iii) if more than one class of senior security were issued, violate Section 18(c) of the Act.

B. Early Withdrawal Charge

Applicants request exemptive relief from Rule 23c-3(b)(1) under the Act to the extent that rule is construed to prohibit the imposition of early withdrawal charges by the Funds.

C. Asset-Based Distribution and Shareholder Services Fees

Applicants request an Order pursuant to Section 17(d) under the Act and Rule 17d-1 thereunder to the extent necessary for a Fund to pay asset-based distribution and shareholder services fees.

IV.	COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

[6]	Section 18(g) defines senior security to include any stock of a class having a priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds; Class Voting on Distribution Plans, Investment Co. Rel. No. 20915 (Feb. 23, 1995) at n. 17 and accompanying text.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

Section 17(d) of the Act and Rule 17d-1 thereunder prohibit an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from participating in or effecting any transaction in connection with any joint enterprise or joint arrangement in which the investment company participates unless the Commission issues an order permitting the transaction. In reviewing applications submitted under Section 17(d) of the Act and Rule 17d-1 thereunder, the Commission considers whether the participation of the investment company in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants.

V.	DISCUSSION

A. Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation (“Protecting Investors”), the Commission’s Division of Investment Management (the “Division”) recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.7 For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of a fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940 — in particular the emergence of semi-liquid investment opportunities — it was appropriate to re-examine the classification system and its regulatory requirements.8

[7]	SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation 421 (May 1992), at 421.
[8]	Id. at 424.

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.9 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.10 The Division thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.11 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.12

The prime rate funds were cited in both Protecting Investors and the Proposing Release as the prototype for the interval concept.13 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Ample precedent exists for the implementation of a multi-class system and the imposition of asset-based distribution and shareholder services fees for which the Funds seek relief. Since 1998, the Commission granted relief to the following closed-end investment companies, among others, to issue multiple classes of shares, to impose early withdrawal charges and to impose distribution and shareholder services fees, e.g., Sharespost 100 Fund; USQ Core Real Estate Fund; CION Ares Diversified Credit Fund; Triloma EIG Energy Income Fund; Vertical Capital Income Fund; Sierra Total Return Fund; Winton Diversified Opportunities Fund, LLC; NorthStar/Townsend Institutional Real Estate Fund Inc.; FS Global Credit Opportunities Fund; Ramius Archview Credit and Distressed Fund; ABS Long/Short Strategies Fund; Susa Registered Fund, L.L.C.; Altegris KKR Commitments Master Fund, Wildermuth Endowment Strategy Fund; Griffin Institutional Access Real Estate Fund; Versus Capital Multi-Manager Real Estate Income Fund LLC; Highland Capital Management, L.P.; and Allianz RCM Global EcoTrends Fund.14

[9]	Id. at 439-40.
[10]	Id. at 424.
[11]	Investment Co. Act Rel. No. 18869 (July 28, 1992) (the “Proposing Release”).
[12]	Investment Co. Act Rel. No. 19399 (April 7, 1993) (the “Adopting Release”). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants’ knowledge, the Commission has taken no further action with respect to Rule 22e-3.
[13]	Protecting Investors at 439-40; Proposing Release at 27.
[14]	See Sharespost 100 Fund and SP Investments Management, LLC, Investment Co. Rel. No. 32767 (July 31, 2017) (Notice) and Investment Co. Rel. No. 32798 (Aug. 28, 2017) (Order); USQ Core Real Estate Fund and Union Square Capital Partners, LLC, Investment Co. Rel. No. 32768 (July 31, 2017) (Notice) and Investment Co. Rel. No. 32799 (Aug. 28, 2017) (Order); CION Ares Diversified Credit Fund, et al., Investment Co. Rel. No. 32678 (June 13, 2017) (Notice) and Investment Co. Rel. No. 32731 (July 11, 2017) (Order); Triloma EIG Energy Income Fund, et al., Investment Co. Rel. No. 32679 (June 13, 2017) (Notice) and Investment Co. Rel. No. 32730 (July 11, 2017) (Order); Vertical Capital Income Fund and Oakline Advisors, LLC, Investment Co. Rel. No. 32723 (Notice) and Investment Co. Rel. No. 32766 (July 31, 2017) (Order); Sierra Total Return Fund, et al., Investment Co. Rel. No. 32632 (May 10, 2017) (Notice) and Investment Co. Rel. No. 32614 (June 6, 2017); Winton Diversified Opportunities Fund and Winton Capital US LLC, Investment Co. Rel. No. 32585 (March 30, 2017) (Notice) and Investment Co. Rel. No. 32614 (April 26, 2017); NorthStar/Townsend Institutional Real Estate Fund Inc., et al. Investment Co. Rel. No. 32472 (February 7, 2017) (Notice) and Investment Co. Rel. No. 32524 (March 7, 2017); FS Global Credit Opportunities Fund, et al., Investment Co. Rel. No. 32221 (August 17, 2016) (Notice) and Investment Co. Rel. No. 32257 (September 12, 2016) (Order); Ramius Archview Credit and Distressed Fund, et al., Investment Co. Rel. No. 32139 (June 6, 2016) (Notice) and Investment Co. Rel. No. 32168 (July 5, 2016) (Order); ABS Long/Short Strategies Fund, et al., Investment Co. Rel. No. 32090 (April 21, 2016) (Notice) and Investment Co. Rel. No. 32116 (May 18, 2016) (Order); Susa Registered Fund, L.L.C., et al., Investment Co. Rel. No. 31975 (January 29, 2016) (Notice) and Investment Co. Rel. No. 32004 (February 24, 2016) (Order); Altegris KKR Commitments Master Fund, Investment Co. Rel. No. 31944 (December 17, 2015) (Notice) and Investment Co. Rel. No. 31955 (January 12, 2016); Wildermuth Endowment Strategy Fund, et al., Investment Co. Act Rel. No. 31896 (November 5, 2015) (Notice) and Investment Co. Act Rel. No. 31922 (December 1, 2015) (Order); Griffin Institutional Access Real Estate Fund, et al., Investment Co. Act Rel. No. 31509 (March 23, 2015) (Notice) and Investment Co. Act Rel. No. 31559 (April 20, 2015) (Order); Versus Capital Multi-Manager Real Estate Income Fund LLC, et al., Investment Co. Act Rel. No. 30103 (June 14, 2012) (Notice) and Investment Co. Act Rel. No. 30133 (July 10, 2012) (Order); Highland Capital Management, L.P., et al., Investment Co. Act Rel. No. 28888 (August 27, 2009) (Notice) and Investment Co. Act Rel. No. 28908 (September 22, 2009) (Order); and Allianz RCM Global EcoTrends Fund, et al., Investment Co. Act Rel. No. 27936 (August 23, 2007) (Notice) and Investment Co. Act Rel. No. 27971 (September 18, 2007).

B. Multiple Classes of Shares – Exemptions from Sections 18(a)(2), 18(c) and 18(i) of the Act

Applicants request exemptive relief to the extent that the issuance and sale of multiple classes of shares of a Fund might be deemed (i) to result in the issuance of a “senior security”15 within the meaning of Section 18(g) of the Act that would violate Section 18(a)(2) of the Act, (ii) to violate the equal voting provisions of Section 18(i) of the Act and (iii) if more than one class of senior security were issued, violate Section 18(c) of the Act.

A registered closed-end investment company may have only one class of senior security representing indebtedness and only one class of stock that is a senior security. With respect to the class of stock that is a senior security, i.e., preferred stock, the preferred stock must have certain rights as described in Section 18(a)(2). Section 18(a)(2)(A) and (B) make it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless (a) immediately after such issuance it will have an asset coverage of at least 200% and (b) provision is made to prohibit the declaration of any distribution, upon its the common stock, or the purchase of any such common stock, unless in every such case such senior security has at the time of the declaration of any such distribution, or at the time of any such purchase, an asset

[1][5]

Section 18(g) defines senior security to include any stock of a class having priority over any other class as to distribution of assets or payment of dividends. Share classes that have different asset-based service or distribution charges have different total expenses and, thus, different net incomes. As a result, each class will have a different NAV, receive a different distribution amount or both. A class with a higher NAV may be considered to have a priority as to the distribution of assets. A class receiving a higher dividend may be considered to have a priority over classes with lower dividends. Exemption for Open End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master Feeder Funds; Class Voting on Distribution Plans, Investment Company Rel. No. 20915 (Feb. 23, 1995) at n. 17 and accompanying text.

coverage of at least 200% after deducting the amount of such distribution or purchase price, as the case may be. Section 18(a)(2)(C) and (D) make it unlawful for a registered closed-end investment company to issue a senior security that is a stock unless, stockholders have the right, voting separately as a class, to: (i) elect at least two directors at all times; (ii) elect a majority of the directors if at any time dividends on such class of securities have been unpaid in an amount equal to two full years’ dividends on such securities; and (iii) approve any plan of reorganization adversely affecting their securities or any action requiring a vote of security holders as set forth in section 13(a).16 Section 18(a)(2)(E) requires that such class of stock will have “complete priority over any other class as to distribution of assets and payment of dividends, which dividends shall be cumulative.”

Section 18(i) provides:

Except as provided in subsection (a) of this section, or as otherwise required by law, every share of stock hereafter issued by a registered management company . . . shall be voting stock and have equal voting rights with every other outstanding voting stock: provided, that this subsection shall not apply . . . to shares issued in accordance with any rules, regulations, or orders which the Commission may make permitting such issue.

Finally, Section 18(c) of the Act provides that “it shall be unlawful for any registered closed-end investment company . . . to issue or sell any senior security which is a stock if immediately thereafter such company will have outstanding more than one class of senior security which is a stock,” except that “any such class of . . . stock may be issued in one or more series: Provided, That no such series shall have a preference or priority over any other series upon the distribution of the assets of such registered closed-end company or in respect of the payment of interest or dividends . . . .”

The multi-class system proposed herein may result in shares of a class having priority over another class as to payment of dividends and having unequal voting rights because, under the proposed system, (i) shareholders of different classes would pay different distribution fees (and related costs as described above), different administrative fees and any other incremental expenses that should be properly allocated to a particular class, and (ii) each class would be entitled to exclusive voting rights with respect to matters solely related to that class.

Applicants believe that the implementation of the proposed multi-class system will enhance shareholder options. Under a multi-class system, an investor can choose the method of purchasing shares that is most beneficial given the amount of his or her purchase, the length of time the investor expects to hold his or her shares and other relevant circumstances. The proposed arrangements would permit a Fund to facilitate both the distribution of its securities and provide investors with a broader choice of shareholder services.

By contrast, if a Fund were required to organize separate investment portfolios for each class of shares, the success of the new portfolios might be limited. Unless each new portfolio grew at a sufficient rate and to a sufficient size, it could be faced with liquidity and diversification problems that would prevent the portfolio from producing a favorable return.

[16]	Section 13(a) requires, among other things, that a majority of the fund’s outstanding voting securities must approve converting to a mutual fund format.

Under the proposal, owners of each class of shares may be relieved under the multi-class system of a portion of the fixed costs normally associated with investing in investment companies because these costs potentially would be spread over a greater number of shares than they would be otherwise. As a Fund grows in volume of assets, the investors will derive benefits from economies of scale that would not be available at smaller volumes.

The Commission has long recognized that multiple class arrangements can be structured so that the concerns underlying the Act’s “senior security” provisions are satisfied. After having granted numerous exemptive orders (“multiple class exemptive orders”) to open-end investment companies permitting those funds to issue two or more classes of shares representing interests in the same portfolio,17 the Commission adopted Rule 18f-3 under the Act in 1995, which now permits open-end funds to maintain or create multiple classes without seeking individual exemptive orders, as long as certain conditions are met.18

Applicants believe that the proposed closed-end investment company multiple class structure does not raise concerns underlying Section 18 of the Act to any greater degree than open-end investment companies’ multiple class structures. The proposed multiple class structure does not relate to borrowings and will not adversely affect a Fund’s assets. In addition, the proposed structure will not increase the speculative character of each Fund’s shares. Applicants also believe that the proposed allocation of expenses relating to distribution and voting rights is equitable and will not discriminate against any group or class of shareholders.

Applicants believe that the rationale for, and conditions contained in, Rule 18f-3 are as applicable to a closed-end investment company seeking to offer multiple classes of common shares with varying distribution arrangements in a single portfolio as they are to open-end funds. Each Fund will comply with the provisions of Rule 18f-3 as if it were an open-end investment company, including, among others, its provisions relating to differences in expenses, special allocations of other expenses, voting rights, conversions and exchanges and disclosures. In fact, each Fund in many ways resembles an open-end fund in its manner of operation and in the distribution of its common shares.

In particular, the Funds will offer their shares continuously at a price based on NAV, plus any applicable upfront sales load charge. Differences among classes will, as detailed above, relate largely to differences in distribution arrangements. Applicants note that open-end and closed-end funds are subject to different technical provisions governing the issuance of senior securities. However, those technical differences do not appear relevant here. Although closed-

[17]	See Sierra Trust Funds, et al., Investment Co. Act Rel. No. 20093 (February 23, 1994) (notice) and Investment Co. Act Rel. No. 20153 (March 22, 1994) (order); see also Exemption for Open-End Management Investment Companies Issuing Multiple Classes of Shares; Disclosure by Multiple Class and Master-Feeder Funds, Investment Co. Act Rel. No. 19955 (December 15, 1993).
[18]

See Investment Co. Act Rel. No. 20915 (February 23, 1995). As adopted, Rule 18f-3 creates an exemption for mutual funds that issue multiple classes of shares with varying arrangements for the distribution of securities and the provision of services to shareholders. In connection with the adoption of Rule 18f-3, the Commission also amended Rule 12b-1 under the Act to clarify that each class of shares must have separate 12b-1 plan provisions. Moreover, any action on the 12b-1 plan (i.e., trustee or shareholder approval) must take place separately for each class. The Commission has adopted amendments to Rule 18f-3 that expand and clarify the methods by which a multiple class fund may allocate income, gains, losses and expenses and that clarify the shareholder voting provisions of the rule.

end funds may not issue multiple classes of common shares without exemptive relief, the Commission has granted specific exemptive relief to similarly-situated closed-end funds.19 Provisions regulating the issuance by closed-end funds of debt or preferred stock should have no bearing on an application by a closed-end fund for an exemptive order permitting the issuance of multiple classes of common stock. Therefore, Applicants propose to base the conditions under which the Funds would issue multiple classes of common stock on those contained in Rule 18f-3.

Applicants believe that the proposed allocation of expenses and voting rights relating to the asset-based distribution fees applicable to the different classes of shares of each Fund in the manner described above is equitable and would not discriminate against any group of shareholders. To the extent that classes of shares of a Fund are subject to an asset-based shareholder services fee, the proposed allocation of expenses and voting rights are identical. Each Applicant is aware of the need for full disclosure of the proposed multi-class system in each Fund’s prospectus and of the differences among the various classes and the different expenses of each class of shares offered. Each Fund will include in its prospectus disclosure of the fees, expenses and other characteristics of each class of shares offered for sale by the prospectus, as is required for open-end multi-class funds under Form N-1A.20 Applicants also note that the Commission has adopted rule and form amendments to require registered open-end management investment companies to disclose fund expenses borne by shareholders during the reporting period in shareholder reports21 and to describe in their prospectuses any arrangements that result in breakpoints in, or elimination of, sales loads.22 Each Fund will include these disclosures in its shareholder reports and prospectus.

Each Fund will comply with any requirements that the Commission or FINRA may adopt regarding disclosure at the point of sale and in transaction confirmations about the costs and conflicts of interest arising out of the distribution of open-end investment company shares, and regarding prospectus disclosure of sales loads and revenue sharing arrangements, as if those requirements applied to each Fund. In addition, each Fund will contractually require that any distributor of a Fund’s shares comply with such requirements in connection with the distribution of such Fund’s shares.

[19]	See Sharespost 100 Fund, supra note 14; USQ Core Real Estate Fund, supra note 14; CION Ares Diversified Credit Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; Vertical Capital Income Fund, supra note 14; Sierra Total Return Fund, et al., supra note 14; Winton Diversified Opportunities Fund and Winton Capital US LLC, supra note 14; NorthStar/Townsend Institutional Real Estate Fund Inc., supra note 14; FS Global Credit Opportunities Fund, supra note 14; Ramius Archview Credit and Distressed Fund, supra note 14; ABS Long/Short Strategies Fund, supra note 14; Susa Registered Fund, L.L.C., supra note 14; Altegris KKR Commitments Master Fund, supra note 14; Wildermuth Endowment Strategy Fund, supra note 14; Griffin Institutional Access Real Estate Fund, supra note 14; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 14; Highland Capital Management, L.P., supra note 14; and Allianz RCM Global EcoTrends Fund, supra note 14.
[20]	In all respects other than class-by-class disclosure, each Fund will comply with the requirements of Form N-2.
[21]	Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, Investment Company Act Rel. No. 26372 (Feb. 27, 2004) (adopting release).
[22]	Disclosure of Breakpoint Discounts by Mutual Funds, Investment Company Act Rel. No. 26464 (June 7, 2004) (adopting release).

In June 2006, the Commission adopted enhanced fee disclosure requirements for fund of funds including registered funds of hedge funds.23 Applicants will comply with all such applicable disclosure requirements.

The requested relief is similar to the exemptions discussed above granted by the Commission to Sierra Total Return Fund; Winton Diversified Opportunities Fund, LLC; NorthStar/Townsend Institutional Real Estate Fund Inc.; FS Global Credit Opportunities Fund; Ramius Archview Credit and Distressed Fund; ABS Long/Short Strategies Fund; Susa Registered Fund, L.L.C.; Altegris KKR Commitments Master Fund; Wildermuth Endowment Strategy Fund; Griffin Institutional Access Real Estate Fund; Versus Capital Multi-Manager Real Estate Income Fund LLC; Highland Capital Management, L.P.; and Allianz RCM Global EcoTrends Fund.24 Accordingly, Applicants believe there is ample precedent for the implementation of a multi-class system.

C. Early Withdrawal Charge

Rule 23c-3 under the Act permits an interval fund to make repurchase offers of between five and twenty-five percent of its outstanding shares at NAV at periodic intervals pursuant to a fundamental policy of the interval fund. Rule 23c-3(b)(1) requires an interval fund to repurchase shares at NAV and expressly permits the interval fund to deduct from repurchase proceeds only a repurchase fee, not to exceed two percent of proceeds, that is paid to the interval fund and is reasonably intended to compensate the fund for expenses directly related to the repurchase.

Applicants seek relief from this requirement of Rule 23c-3(b)(1) to the extent necessary for the Funds to impose early withdrawal charges, which are distribution-related fees payable to the Distributor, on shares submitted for repurchase that have been held for less than a specified period. The Funds may seek to impose early withdrawal charges that are the functional equivalent of the contingent deferred sales loads that open-end investment companies may charge under Rule 6c-10 under the Act. The Funds would assess early withdrawal charges in much the same way non-interval funds currently assess early withdrawal charges. As more fully described below, these charges would be paid to the Distributor and are functionally similar to contingent deferred sales loads imposed by open-end funds. Relief to permit the imposition of early withdrawal charges would be consistent with the approach the Commission has taken with respect to contingent deferred sales loads imposed by open-end funds which offer their securities continuously, as BGFREI intends to do for its shares. Any early withdrawal charge imposed by the Funds will comply with Rule 6c-10 under the Act as if the rule were applicable to closed-end funds.

[23]	Fund of Funds Investments, Investment Company Act Rel. Nos. 26198 (Oct. 1, 2003) (proposing release) and 27399 (Jun. 20, 2006) (adopting release). See also Rules 12d1-1, et seq. of the Act.
[24]	See Sharespost 100 Fund, supra note 14; USQ Core Real Estate Fund, supra note 14; CION Ares Diversified Credit Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; Vertical Capital Income Fund, supra note 14; Sierra Total Return Fund, et al., supra note 14; Winton Diversified Opportunities Fund and Winton Capital US LLC, supra note 14; NorthStar/Townsend Institutional Real Estate Fund Inc., supra note 14; FS Global Credit Opportunities Fund, supra note 14; Ramius Archview Credit and Distressed Fund, supra note 14; ABS Long/Short Strategies Fund, supra note 14; Susa Registered Fund, L.L.C., supra note 14; Altegris KKR Commitments Master Fund, supra note 14; Wildermuth Endowment Strategy Fund, supra note 14; Griffin Institutional Access Real Estate Fund, supra note 14; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 14; Highland Capital Management, L.P., supra note 14; and Allianz RCM Global EcoTrends Fund, supra note 14.

In the Adopting Release, the Commission stated that “the requirement [of Rule 23c-3(b)(1)] that repurchases take place at NAV and the limitation of repurchase fees to two percent implicitly preclude the imposition” of contingent deferred sales loads.25 The Commission stated, however, that even though it was not proposing any provisions regarding the use of contingent deferred sales loads by interval funds, “such consideration may be appropriate after the Commission considers whether to adopt proposed Rule 6c-10, which would permit the imposition of contingent deferred sales loads by open-end companies, and has the opportunity to monitor the effects of the [FINRA] Sales Charge Rule upon distribution charges of open-end companies, which goes into effect in July of [1993].”26

Since adopting Rule 23c-3, the Commission has adopted Rule 6c-10. That rule adopts a flexible approach, and permits open-end funds to charge contingent deferred sales loads as long as (i) the amount of the contingent deferred sales load does not exceed a specified percentage of NAV or offering price at the time of the purchase, (ii) the terms of the sales load comply with the provisions of the FINRA Sales Charge Rule, governing sales charges for open-end funds and (iii) deferred sales loads are imposed in a non-discriminatory fashion (scheduled variations or elimination of sales loads in accordance with Rule 22d-1 are permitted). Rule 6c-10 is grounded in policy considerations supporting the employment of contingent deferred sales loads where there are adequate safeguards for the investor. These same policy considerations support imposition of early withdrawal charges in the interval fund context and are a solid basis for the Commission to grant exemptive relief to permit interval funds to impose early withdrawal charges.

With respect to the policy considerations supporting imposition of early withdrawal charges, as the Commission recognized when it promulgated Rule 23c-3, several non-interval funds that had been making periodic repurchase offers to their shareholders imposed early withdrawal charges comparable to contingent deferred sales loads.27 Traditional closed-end funds, which do not regularly offer to repurchase shares, do not generally impose early withdrawal charges although nothing in the Act would preclude them from doing so. Section 23(c)(2) of the Act does not regulate the price at which shares may be purchased in a tender offer. When a closed-end fund continuously offers its shares at NAV and provides its shareholders with periodic opportunities to tender their shares, however, the fund’s distributor (like the distributor of an open-end fund) may need to recover distribution costs from shareholders who exit their investments early. In the case of BGFREI’s Class T, Class D and Class I shares, the Distributor will pay out of its own resources compensation to selected dealers that sell the respective shares at the time of sale, based on the dollar amount of the shares sold by the dealer. Moreover, like open-end funds, interval funds need to discourage investors from moving their money quickly in and out of the fund, a practice that imposes costs on all shareholders.

[25]	Adopting Release. Rule 23c-3(b)(1) provides in pertinent part:

The company shall repurchase the stock for cash at net asset value determined on the repurchase pricing date. . . . The company may deduct from the repurchase proceeds only a repurchase fee not to exceed two percent of the proceeds, that is paid to the company for expenses directly related to the repurchase.

[26]	Id.
[27]	Adopting Release, Section II.A.7.c. Section 23(c)(2) does not require that repurchases be made at NAV.

Neither the Proposing Release nor the Adopting Release suggests that the purpose underlying Rule 23c-3(b)(1)’s requirements that repurchases take place at NAV is to preclude interval funds from imposing early withdrawal charges. Rather, its purpose is to prohibit funds from discriminating among shareholders in prices paid for shares tendered in a repurchase offer.28 The best price rules under Rule 23c-1(a)(9) of the Act and Rule 13e-4(f)(8)(ii) of the Exchange Act address this same concern. The Commission staff does not construe those rules to forbid closed-end funds making repurchase offers under Section 23(c)(2) from imposing early withdrawal charges.29 There is, in Applicants’ view, no rational basis to apply Rule 23c-3(b)(1)’s requirements differently. Moreover, each Fund will be treating all similarly situated shareholders the same. Each Fund will disclose to all shareholders the applicability of the early withdrawal charges (and any scheduled waivers of the early withdrawal charge) to each category of shareholders and, as a result, no inequitable treatment of shareholders with respect to the price paid in a repurchase offer will result. Each Fund also will disclose early withdrawal charges in accordance with the requirements of Form N-1A concerning contingent deferred sales charges.

As required by Rule 6c-10 for open-end funds, each Fund relying on the Order will comply with shareholder services and distribution fee limits imposed by the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company. In this regard, a Fund will pay shareholder services and distribution fees pursuant to plans that are designed to meet the requirements of the FINRA Sales Charge Rule on the same basis as if it were an open-end investment company subject to that rule.

The Commission has previously granted the same type of exemptive relief requested herein.30 In each case, the Commission granted relief from Rule 23c-3(b)(1) to an interval fund to charge early withdrawal charges to certain shareholders who tender for repurchase shares that have been held for less than a specified period.

D. Waivers of Early Withdrawal Charges

Each Fund may grant waivers of the early withdrawal charges on repurchases in connection with certain categories of shareholders or transactions established from time to time. Each Fund will apply any early withdrawal charge (and any waivers or scheduled variations of the early withdrawal charge) uniformly to all shareholders in a given class and consistently with the requirements of Rule 22d-1 under the Act as if the Funds were open-end investment companies. The shares that benefit from such waivers are less likely to be the cause of rapid turnover in shares of a Fund, particularly where there are also important policy reasons to waive

[28]	See Proposing Release, Section II.A.7; Adopting Release, Section II.A.7.
[29]	See Adopting Release, Section II.A.7.c (recognizing that several closed-end funds making periodic repurchases pursuant to Section 23(c)(2) impose early withdrawal charges).
[30]

See Sharespost 100 Fund, supra note 14; USQ Core Real Estate Fund, supra note 14; CION Ares Diversified Credit Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; Vertical Capital Income Fund, supra note 14; Sierra Total Return Fund, et al., supra note 14; Winton Diversified Opportunities Fund and Winton Capital US LLC, supra note 14; NorthStar/Townsend Institutional Real Estate Fund Inc., supra note 14; FS Global Credit Opportunities Fund, supra note 14; Ramius Archview Credit and Distressed Fund, supra note 14; ABS Long/Short Strategies Fund, supra note 14; Susa Registered Fund, L.L.C., supra note 14; Altegris KKR Commitments Master Fund, supra note 14; Wildermuth Endowment Strategy Fund, supra note 14; Griffin Institutional Access Real Estate Fund, supra note 14; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 14; Highland Capital Management, L.P., supra note 14; and Allianz RCM Global EcoTrends Fund, supra note 14.

the early withdrawal charge, such as when shares are tendered for repurchase due to the death or disability of the shareholder. Events such as death or disability are not likely to cause high turnover in shares of a Fund, and financial needs on the part of the shareholder or the shareholder’s family are often precipitated by such events. The early withdrawal charge may also be waived in connection with a number of additional circumstances, including the following repurchases of shares held by employer sponsored benefit plans: (i) repurchases to satisfy participant loan advances; (ii) repurchases in connection with distributions qualifying under the hardship provisions of the Internal Revenue Code of 1986; and (iii) repurchases representing returns of excess contributions to such plans. Furthermore, if a distributor has not incurred significant promotional expenses (by making up-front payments to selling dealers) in connection with attracting shareholders in a particular category to the Funds, the waiver of the early withdrawal charge works to shareholders’ advantage while not harming the distributor economically.

In adopting amended Rule 22d-1 in February 1985, the Commission recognized that the adoption of Rule 22c-1 to “require forward pricing of fund shares largely dispelled concerns about share dilution.” Furthermore, “the sales load variations that have been instituted [through Rules 22d-1 through 22d-5 and exemptive orders prior to February 1985] have improved the competitive environment for the sale of fund shares without disrupting the distribution system for the sale of those shares.”31 In light of these circumstances, the Commission believed that “it is appropriate to permit a broader range of scheduled variation” as permitted in amended Rule 22d-1.32 Rule 22d-1 permits open-end funds to sell their shares at prices that reflect scheduled “variations in, or elimination of, the sales load to particular classes of investors or transactions” provided that the conditions of the rule are met. When Rule 22d-1 was adopted, the status of contingent deferred sales loads for open-end funds and waivers of those charges were not covered by any rule and were the subject of exemptive orders. Rule 6c-10 permitting contingent deferred sales loads for open-end funds, adopted in April 1995, permits scheduled variations in, or elimination of, contingent deferred sales loads for a particular class of shareholders or transactions, provided that the conditions of Rule 22d-1 are satisfied.33 The same policy concerns and competitive benefits applicable to scheduled variations in or elimination of sales loads for open-end funds are applicable to interval funds and the same safeguards built into Rules 22d-1 and 6c-10 that protect the shareholders of open-end funds will protect the shareholders of interval funds so long as interval funds comply with those rules as though applicable to interval funds.

Applicants submit that it would be impracticable and contrary to the purpose of Rule 23c-3 to preclude interval funds from providing for scheduled variations in, or elimination of, early withdrawal charges, subject to appropriate safeguards.

[31]	Investment Co. Act Rel. No. 14390 (February 22, 1985).
[32]	Id.
[33]	Rule 22d-1 requires that the scheduled variations in or elimination of the sales load must apply uniformly to all offerees in the class specified and the company must disclose to existing shareholders and prospective investors adequate information concerning any scheduled variation, revise its prospectus and statement of additional information to describe any new variation before making it available to purchasers, and advise existing shareholders of any new variation within one year of when first made available.

E. Asset-Based Distribution and Shareholder Services Fees

Applicants request relief from the provisions of Section 17(d) of the Act and Rule 17d-1 thereunder, to the extent necessary to permit the Funds to impose asset-based distribution and shareholder services fees (in a manner analogous to Rule 12b-1 fees for an open-end investment company). Section 12(b) of the Act and Rule 12b-1 thereunder do not apply to closed-end investment companies. Accordingly, no provisions of the Act or the rules thereunder explicitly limits the ability of a closed-end fund to impose a distribution and shareholder services fee.34

Section 17(d) of the Act prohibits an affiliated person of a registered investment company or an affiliated person of such person, acting as principal, from effecting any transaction in which such registered company is a joint, or a joint and several, participant, in contravention of Commission regulations. Rule 17d-1 provides that no joint transaction covered by the rule may be consummated unless the Commission issues an order upon application.

In reviewing applications pursuant to Section 17(d) and Rule 17d-1, the Commission considers whether an investment company’s participation in a joint enterprise or joint arrangement is consistent with the provisions, policies and purposes of the Act, and the extent to which the participation is on a basis different from or less advantageous than that of other participants. Section 17(d) of the Act is intended to prevent or limit abuses arising from conflicts of interest; however, Section 17(d) itself does not prohibit any specific activities, but instead, authorizes the Commission to approve rules to limit or prevent an investment company from being a joint participant on a different or less advantageous basis than other participants. Under Rule 17d-1, it is unlawful for an affiliated person, acting as principal, to participate in or effect any transaction in connection with a joint enterprise or other joint arrangement in which the investment company is a participant, without prior Commission approval. The protections provided for in Section 17(d) essentially allow the Commission to set standards for all transactions concerning an investment company and an affiliate which could be construed as self-dealing or involve overreaching by the affiliate to the detriment of the investment company.

The protections developed and approved by the Commission for open-end investment companies in Rule 12b-1 will be complied with by each Fund in connection with its plan with respect to each class of shares as if the Funds were an open-end management investment company.

Therefore, the Funds will participate in substantially the same way and under substantially the same conditions as would be the case with an open-end investment company imposing distribution and/or shareholder services fees under Rule 12b-1. Applicants note that, at the same time the Commission adopted Rule 12b-1,35 it also adopted Rule 17d-3 to provide an exemption from Section 17(d) and Rule 17d-l to the extent necessary for arrangements between open-end funds and their affiliated persons or principal underwriters (or affiliated persons of such persons or principal underwriters) whereby payments are made by the open-end fund with respect to distribution, if such agreements are entered into in compliance with Rule 12b-l. In its adopting release, the Commission stated as follows:

[34]	Applicants do not concede that Section 17(d) applies to the asset-based distribution and shareholder services fees discussed herein, but requests this exemption to eliminate any uncertainty.
[35]	See Bearing of Distribution Expenses by Mutual Funds, Investment Co. Act Rel. No. 11414 (October 28, 1980).

The Commission wishes to emphasize that it has no intention of categorizing certain transactions as raising the applicability of Section 17(d) and Rule 17d-3 of the Act. The Commission’s only comment is that to the extent that arrangements in which a fund pays for its distribution costs could involve the fund in a ‘joint enterprise’ with an affiliated person, and if such arrangements were entered into in compliance with Rule 12b-1, the Commission sees no need for prior Commission review and approval of the arrangements.36

As closed-end management investment companies, the Funds may not rely on Rule 17d-3. However, in light of the foregoing, Applicants believe any Section 17(d) concerns the Commission might have in connection with a Fund’s financing the distribution of its shares should be resolved by a Fund’s undertaking to comply with the provisions of Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. Accordingly, the Funds will comply with Rules 12b-1 and 17d-3 as if those rules applied to closed-end investment companies. The Funds represent that the Funds’ imposition of asset-based distribution and shareholder services fees is consistent with factors considered by the Commission in reviewing applications for relief from Section 17(d) of the Act and Rule 17d-1 thereunder (i.e., that the imposition of such fees as described is consistent with the provisions, policies and purposes of the Act and does not involve participation on a basis different from or less advantageous than that of other participants).

VI.	APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

Each Fund relying on the Order will comply with the provisions of Rules 6c-10, 12b-1, 17d-3, 18f-3, 22d-1, and, where applicable, 11a-3 under the Act, as amended from time to time, as if those rules applied to closed-end management investment companies, and will comply with the FINRA Sales Charge Rule, as amended from time to time, as if that rule applied to all closed-end management investment companies.

VII.	CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary and appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will insure that Applicants do not unfairly discriminate against any holders of the class of securities to be purchased. Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

Applicants submit that the exemptions requested conform substantially to the precedent cited herein.37

[36]	Id.
[37]	See Sharespost 100 Fund, supra note 14; USQ Core Real Estate Fund, supra note 14; CION Ares Diversified Credit Fund, supra note 14; Triloma EIG Energy Income Fund, supra note 14; Vertical Capital Income Fund, supra note 14; Sierra Total Return Fund, et al., supra note 14; Winton Diversified Opportunities Fund and Winton Capital US LLC, supra note 14; NorthStar/Townsend Institutional Real Estate Fund Inc., supra note 14; FS Global Credit Opportunities Fund, supra note 14; Ramius Archview Credit and Distressed Fund, supra note 14; ABS Long/Short Strategies Fund, supra note 14; Susa Registered Fund, L.L.C., supra note 14; Altegris KKR Commitments Master Fund, supra note 14; Wildermuth Endowment Strategy Fund, supra note 14; Griffin Institutional Access Real Estate Fund, supra note 14; Versus Capital Multi-Manager Real Estate Income Fund LLC, supra note 14; Highland Capital Management, L.P., supra note 14; and Allianz RCM Global EcoTrends Fund, supra note 14.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the undersigned officers of the Applicants are fully authorized to execute this Application. The resolutions of BGFREI’s Board of Trustees are attached as Exhibit A to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act, the authorizations required by Rule 0-2(c) under the Act, and the verifications required by Rule 0-2(d) under the Act, are attached as Exhibits B and C to this Application, respectively.

Pursuant to Rule 0-2(f) under the Act, the Applicants state that their address is 345 Park Ave., 31st Floor East, New York, New York 10154 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature page follows.]

SIGNATURES

BLACKSTONE / GSO FLOATING RATE ENHANCED INCOME FUND

By:	/s/ Daniel H. Smith, Jr.
Name: Daniel H. Smith, Jr.
Title: Chairman, President,
Chief Executive Officer and Trustee

Dated: October 17, 2017

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC

By:	/s/ Marisa J. Beeney
Name: Marisa J. Beeney
Title: Authorized Signatory

Dated: October 17, 2017

BLACKSTONE ADVISORY PARTNERS L.P.

By:	/s/ C.B. Richardson
Name: C.B. Richardson
Title: Authorized Signatory

Dated: October 17, 2017

EXHIBIT A

AUTHORIZATION OF

BLACKSTONE / GSO FLOATING RATE ENHANCED INCOME FUND

In accordance with Rule 0-2(c) under the Act, Marisa J. Beeney, in her capacity as Chief Legal Officer and Secretary of Blackstone / GSO Floating Rate Enhanced Income Fund (the “Fund”), states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of the Fund pursuant to his general authority as Chairman, President, Chief Executive Officer and Trustee of the Fund and pursuant to the following resolutions adopted by the Board of Trustees of the Fund on September 27, 2017:

RESOLVED, that the President, Chief Financial Officer, Chief Legal Officer, Executive Vice President, the Treasurer and the Secretary be and they hereby are, and each of them acting individually hereby is, authorized to execute and file on behalf of the Fund any request, report, or application or amendment to any thereof with the SEC that may be required or desirable from time to time under the 1940 Act or the 1933 Act, and the rules and regulations promulgated thereunder, such request, report, or application or amendment to any thereof to be in form and substance satisfactory to counsel for the Fund, the execution and filing of any such request, report, or application or amendment to any thereof to be conclusive evidence of its authorization hereby; and be it

FURTHER RESOLVED, that the President, Chief Financial Officer, Chief Legal Officer, Executive Vice President, the Treasurer and the Secretary be, and they hereby are, authorized to prepare, or cause to be prepared, and to execute and file with the SEC any amendments to the requested exemptive order pursuant to Sections 6(c) and 23(c)(3) of the 1940 Act for an exemption from certain provisions of Sections 18(a)(2), 18(c) and 18(i) thereunder and pursuant to Section 17(d) of the Act and Rule 17d-1 thereunder for an order permitting certain arrangements (“Multi-Class Exemptive Order”); and be it

FURTHER RESOLVED, that the President, Chief Financial Officer, Chief Legal Officer, Executive Vice President, the Treasurer and the Secretary be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of counsel, and to pay all such expenses as shall be necessary, proper or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and be it

FURTHER RESOLVED, that the President, Chief Financial Officer, Chief Legal Officer, Executive Vice President, the Treasurer and the Secretary be, and they hereby are, authorized and directed, for and on the Fund’s behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests or other instruments, and to do any and all things that in their judgment, on the advice and assistance of counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund’s business.

BLACKSTONE / GSO FLOATING RATE ENHANCED INCOME FUND

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Chief Legal Officer and Secretary

Dated: October 17, 2017

EXHIBIT B

AUTHORIZATION OF

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC

In accordance with Rule 0-2(c) under the Act, GSO / Blackstone Debt Funds Management LLC states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this Application is authorized to do so on behalf of GSO / Blackstone Debt Funds Management LLC. Marisa J. Beeney is authorized to sign and file this Application on behalf of GSO / Blackstone Debt Funds Management LLC pursuant to the general authority vested in her as an Authorized Signatory.

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Authorized Signatory

Dated: October 17, 2017

AUTHORIZATION OF

BLACKSTONE ADVISORY PARTNERS L.P.

In accordance with Rule 0-2(c) under the Act, Blackstone Advisory Partners L.P. states that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this Application is authorized to do so on behalf of Blackstone Advisory Partners L.P. C.B. Richardson is authorized to sign and file this Application on behalf of Blackstone Advisory Partners L.P. pursuant to the general authority vested in him as an Authorized Signatory.

BLACKSTONE ADVISORY PARTNERS L.P.

By:	/s/ C.B. Richardson
	Name:	C.B. Richardson
	Title:	Authorized Signatory

Dated: October 17, 2017

EXHIBIT C

VERIFICATION OF

BLACKSTONE / GSO FLOATING RATE ENHANCED INCOME FUND

The undersigned states that he has duly executed the attached Application dated October 17, 2017 for and on behalf of Blackstone / GSO Floating Rate Enhanced Income Fund in his capacity as the Chairman, President, Chief Executive Officer and Trustee of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKSTONE / GSO FLOATING RATE ENHANCED INCOME FUND

By:	/s/ Daniel H. Smith, Jr.
	Name:	Daniel H. Smith, Jr.
	Title:	Chairman, President,
Chief Executive Officer and Trustee

Dated: October 17, 2017

VERIFICATION OF

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC

The undersigned states that she has duly executed the attached Application dated October 17, 2017 for and on behalf of GSO / Blackstone Debt Funds Management LLC in her capacity as an Authorized Signatory of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

GSO / BLACKSTONE DEBT FUNDS MANAGEMENT LLC

By:	/s/ Marisa J. Beeney
	Name:	Marisa J. Beeney
	Title:	Authorized Signatory

Dated: October 17, 2017

VERIFICATION OF

BLACKSTONE ADVISORY PARTNERS L.P.

The undersigned states that he has duly executed the attached Application dated October 17, 2017 for and on behalf of Blackstone Advisory Partners L.P. in his capacity as Authorized Signatory of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

BLACKSTONE ADVISORY PARTNERS L.P.

By:	/s/ C.B. Richardson
	Name:	C.B. Richardson
	Title:	Authorized Signatory

Dated: October 17, 2017